SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

SYNTHETECH, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

87162E100
(CUSIP Number of Class of Securities)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]    Rule 13d-1(b)

[     ]    Rule 13d-1(c)

[ X ]    Rule 13d-1(d)

CUSIP NO. 767744105		13G	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON Paul C. Ahrens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 980,841
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 980,841
WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 980,841
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON* IN

Item 1(a). Name of Issuer.

Synthetech, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

1290 Industrial Way
Albany, OR 97322

Item 2(a). Name of Persons Filing.

Paul C. Ahrens

Item 2(b). Address of Principal Business Office.

306 NW 32nd Street
Corvallis, OR 97330

Item 2(c). Citizenship.

United States

Item 2(d). Title of Class of Securities.

Common Stock

Item 2(e). CUSIP Number.

87162E100

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

(a) [     ]  Broker or dealer registered under Section 15 of the Act,

(b) [     ]  Bank as defined in Section 3(a)(6) of the Act,

(c) [     ]  Insurance Company as defined in Section 3(a)(19) of the Act,

(d) [     ]  Investment Company registered under Section 8 of the Investment Company Act,

(e) [     ]  Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940,

(f) [     ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

(g) [     ]  Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G),

(h) [     ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Not applicable.

Item 4. Ownership.

The following describes the ownership of Common Stock by Paul C. Ahrens as of December 31, 2006:

(a)    Amount beneficially owned:   980,841

(b)    Percent of class:   6.7%

(c)    Number of shares as to which such person has:

(i)      Sole power to vote or direct the vote:   980,841

(ii)     Shared power to vote or to direct the vote:   0

(iii)    Sole power to dispose or to direct the disposition of:   980,841

(iv)    Shared power to dispose or to direct the disposition of:   0

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007
/s/ Paul C. Ahrens Paul C. Ahrens